Mountain National Bancshares, Inc.
300 E. Main Street
Sevierville, TN 37864
September 12, 2011
VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:
Mountain National Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 000-49912

Dear Mr. Webb:
On behalf of Mountain National Bancshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s (i) Form 10-K for the fiscal year ended December 31, 2010 that was filed on April 13, 2011 and (ii) Form 10-K/A for the fiscal year ended December 31, 2010 that was filed on April 29, 2011, contained in your letter dated August 9, 2011 (the “Comment Letter”), the Company submits this letter containing the Company’s responses to the Comment Letter.
For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response. Additionally, per the Staff’s request, the Company has included a draft of proposed changes to the Company’s current disclosures where requested. Additions to the Company’s existing disclosure are underlined; deletions are set off by strikethrough.
Form 10-K for the Fiscal Year Ended December 31, 2010
General
1.
Please revise future filings to provide the information required by Industry Guide 3 of Regulation S-X for all periods required. We note you have included disclosures for certain items for only two fiscal years.

Mr. Mark Webb
September 12, 2011

RESPONSE: We propose to add or amend as shown the following tables in future Form 10-K filings in accordance with Guide 3:
Average Balance Sheet and Analysis of Net Interest Income
for the Years Ended December 31, 2010, 2009 and 2008
(in thousands, except rates)

	Average Balance			Income/Expense			Yield/Rate
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Interest-earning assets:
Loans (1)(2)	$397,594	415,522	$$417,124	$20,674	$25,072	$29,921	5.20%	6.03%	7.17%
Investment Securities: (3)
Available for sale	111,784	151,729	101,210	2,456	5,994	4,926	2.20%	3.95%	4.87%
Held to maturity	1,362	2,156	2,073	61	87	96	4.48%	4.04%	4.63%
Equity securities	3,837	3,895	3,799	189	191	201	4.93%	4.90%	5.29%

Total securities	116,983	157,780	107,082	2,706	6,272	5,223	2.31%	3.98%	4.88%
Federal funds sold and other	29,310	13,295	2,147	76	25	49	0.26%	0.19%	2.28%

Total interest-earning assets	543,887	586,597	526,353	23,456	31,369	35,193	4.31%	5.35%	6.69%
Nonearning assets	74,544	72,816	56,617

Total Assets	$618,431	$659,413	$582,970

Interest-bearing liabilities:
Interest bearing deposits:
Interest bearing demand deposits	119,547	150,384	142,020	1,309	1,856	3,067	1.09%	1.23%	2.16%
Savings deposits	22,790	17,340	13,815	245	241	269	1.08%	1.39%	1.95%
Time deposits	302,494	304,715	224,055	6,283	8,151	9,579	2.08%	2.67%	4.28%

Total interest bearing deposits	444,831	472,439	379,890	7,837	10,248	12,915	1.76%	2.17%	3.40%
Securities sold under agreements to repurchase	1,535	4,284	5,093	24	91	129	1.56%	2.12%	2.53%
Federal Home Loan Bank advances and other borrowings	61,657	68,442	83,024	2,497	2,627	3,127	4.05%	3.84%	3.77%
Subordinated debt	13,403	13,403	13,403	344	392	763	2.57%	2.92%	5.69%

Total interest-bearing liabilities	521,426	558,568	481,410	10,702	13,358	16,934	2.05%	2.39%	3.52%
Noninterest-bearing deposits	46,237	45,761	48,331	—	—	—

Total deposits and interest-bearings liabilities	567,663	604,329	529,741	10,702	13,358	16,934	1.89%	2.21%	3.20%
Other liabilities	2,890	3,143	2,616
Shareholders’ equity	47,878	51,941	50,613

	$618,431	$659,413	$582,970

Net interest income				$12,754	$18,011	$18,259

Net interest spread (4)							2.26%	2.96%	3.17%
Net interest margin (5)							2.34%	3.07%	3.47%

(1)	Interest income from loans includes total fee income of approximately $889,000, $1,134,000 and $1,786,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

(2)	For the purpose of these computations, non-accrual loans are included in average loans.

(3)	Tax-exempt income from investment securities is not presented on a tax-equivalent basis.

(4)	Yields realized on interest-earning assets less the rates paid on interest-bearing liabilities.

(5)	Net interest margin is the result of net interest income divided by average interest-earning assets for the period.

Mr. Mark Webb
September 12, 2011

	Past due 90 days				Other real	Total
	or more and	% of total	Nonaccrual	% of total	estate	non-performing
	still accruing	loans	loans	loans	owned	assets
	($ in thousands)

As of December 31, 2010
Construction, land development and other land loans	$—	0.00%	$27,929	7.46%	$2,595	$30,524
Commercial real estate	413	0.11%	6,362	1.70%	2,107	8,882
Consumer real estate	—	0.00%	18,647	4.98%	8,439	27,086
Commercial loans	—	0.00%	67	0.02%	—	67
Consumer loans	19	0.01%	—	0.00%	—	19

Total	$432	0.12%	$53,005	14.16%	$13,141	$66,578

Total non-performing loans to total loans				14.27%
Total non-performing assets to total loans plus other real estate owned				17.18%

As of December 31, 2009
Construction, land development and other land loans	$43	0.01%	$21,596	5.30%	$5,834	$27,473
Commercial real estate	—	0.00%	11,003	2.70%	1,093	12,096
Consumer real estate	—	0.00%	7,864	1.93%	7,648	15,512
Commercial loans	—	0.00%	75	0.02%	—	75
Consumer loans	25	0.01%	10	0.00%	—	35

Total	$68	0.02%	$40,548	9.95%	$14,575	$55,191

Total non-performing loans to total loans				9.96%
Total non-performing assets to total loans plus other real estate owned				13.07%

As of December 31, 2008
Construction, land development and other land loans	$—	0.00%	$9,185	2.18%	$2,859	$12,044
Commercial real estate	—	0.00%	136	0.03%	6,475	6,611
Consumer real estate	122	0.03%	2,390	0.57%	110	2,622
Commercial loans	—	0.00%	—	0.00%	—	—
Consumer loans	6	0.00%	—	0.00%	—	6

Total	$128	0.03%	$11,711	2.79%	$9,444	$21,283

Total non-performing loans to total loans				2.82%
Total non-performing assets to total loans plus other real estate owned				4.95%

Mr. Mark Webb
September 12, 2011

	Troubled Debt Restructurings
	December 31,
	2010	2009	2008
	(in thousands)

In compliance with modified terms	$35,752	$21,798	$2,296
30-89 days past due	—	—	—
Greater than 90 days past due	—	—	—
Nonaccrual	46,691	15,534	—

Total TDRs	$82,443	$37,332	$2,296
Item 1. Business
Supervision and Regulation
Bank Regulation, page 12
2.
We note that in the fourth quarter of 2010 the OCC informed the bank that, because the OCC does not believe that the bank has fully satisfied the requirements of the formal written agreement, it will be requested to replace the formal written agreement with a consent order. We are unable to locate a Form 8-K regarding this development. Please tell us what consideration you gave to filing Forms 8-K to update your shareholders regarding developments in connection with your agreement with the OCC.

RESPONSE: As of the date of this response, the OCC has not issued a consent order in replacement of the formal written agreement. The Company’s proposed disclosure for future filings to reflect this status is as follows:
“In the fourth quarter of 2010, the OCC informed the Bank that, because the OCC does not believe that the Bank has fully satisfied the requirements of the formal written agreement, it will be requested to replace the formal written agreement with a consent order (the “Consent Order”) containing commitments for further improvements in the Bank’s operations. While the requirements of the Consent Order are not currently known to the Bank, the OCC has informed the Bank’s management that the Consent Order will likely contain provisions similar to those currently contained in the existing minimum capital commitment that the Bank made to the OCC in connection with the Bank’s entering into the formal written agreement, requiring the Bank to maintain a minimum Tier 1 leverage capital ratio of 9% and a minimum total risk-based capital ratio of 13%. If the Bank fails to comply with the requirements of the Consent Order, the OCC may impose additional limitations, restraints, commitments or conditions on the Bank. As of December 31, 2010, the Bank has not received further notification as to the OCC’s timing on issuing the Consent Order or its proposed terms, nor has the Bank been given a time frame for when the formal written agreement will be replaced with the Consent Order.”

Mr. Mark Webb
September 12, 2011

3.
Please revise future filings to provide a more detailed discussion of the actions required by the 2009 written formal agreement with the OCC, including quantification of items where specific goals have been set, such as, for instance, the reduction of criticized loans and the strengthening of the allowance for loan losses. Include this information, the actions management has taken to achieve the goals of the agreement and any future actions required in all subsequent filings until the agreement is satisfied.

RESPONSE: The Company will revise future filings in accordance with the Staff’s comments, and proposes the following disclosure for future filings:
“The terms of the formal written agreement require the Bank to establish a compliance committee (the “Compliance Committee”) to monitor the Bank’s compliance with the terms of the formal written agreement. The Compliance Committee meets monthly and submits quarterly progress reports to the OCC addressing ongoing actions taken by the Board of Directors and management to address the deficiencies noted in Articles III through IX of the formal written agreement. A summary of the actions taken regarding each Article are outlined below:
Article III — Credit Risk — The Board of Directors has approved a Credit Risk Management Program with primary emphasis on oversight of the credit granting and underwriting processes, credit administration, measurement and monitoring and internal controls of the credit process. This program also incorporates the Credit Policy (including CRE concentrations), Loan Review Policy and Special Assets Department Policy as the primary written guidance documents for granting credit, administering the loan portfolio and monitoring credit risk. The Credit Risk Officer prepares a quarterly assessment of credit risk which is reviewed and approved by the Compliance Committee and full Board of Directors prior to submission to the OCC.
Article IV — Criticized Assets — Management’s efforts are guided by a written, Board-approved program detailing actions that will be taken in an effort to eliminate the basis of criticism for all criticized loan relationships. As part of this program, detailed action plans are developed for all criticized assets that reflect the most current information available regarding repayment capacity, collateral protection and proposed actions to eliminate the bases of criticism. The action plans are reviewed by the Compliance Committee quarterly prior to submission to the OCC.

Mr. Mark Webb
September 12, 2011

Article V — Concentrations of Credit and CRE Concentration Risk Management — The Board of Directors has approved a comprehensive CRE Concentrations Risk Management Program detailing all aspects of the Bank’s efforts to comply with the guidance established in Interagency Bulletin 2006-46 which has been implemented into the Credit Policy. Comprehensive underwriting guidelines for CRE loans also have been developed and incorporated into the policy. The guidelines include a minimum debt coverage ratio, collateral margins that are more stringent than those currently allowed by the regulatory guidelines and minimum cash equity requirements, along with additional underwriting standards. Portfolio level stress testing has been incorporated and is performed quarterly and detailed reports are provided to management and the Board of Directors. In addition, a report of primary concentrations by NAICS industry codes is provided to the Compliance Committee, Board of Directors and the OCC on a quarterly basis.
Article VI — Allowance for Loan and Lease Losses — Management operates under the guidance of a comprehensive, Board-approved Allowance for Loan and Lease Loss Policy. The policy establishes authority for analyzing and preparing the ALLL calculation in accordance with US GAAP and OCC Bulletin 2006-47. The Board receives a detailed report of the ALLL calculation and support documentation for review and approval at least quarterly. The quarterly ALLL calculation and supporting documentation is provided to the OCC.
Article VII — Loan Review and Problem Loan Identification — The Board of Directors has approved a comprehensive Loan Review Policy and Program that details the scope and coverage of the Bank’s loan review activities. Quarterly loan reviews are performed by an external consultant. This review includes analysis of risk-grades assigned to each loan by management resulting in further discussion if there is a disagreement. Management is responsible for identification of problem loans including collateral dependent loans, nonaccrual loans and determining specific losses and reserve levels. This process is intended to help control the level of losses given the Bank’s elevated level of problem loans.

Mr. Mark Webb
September 12, 2011

Article VIII — Loan Workout Department — The department’s activities are guided by a comprehensive Special Assets Department Policy approved by the Board of Directors. The policy identifies assets that will be managed by the Special Assets Department, standards for managing loans including interest accrual status and identification of collateral dependent loans and loans included in troubled debt restructurings. The Special Assets Department is independent from Bank management and reports directly to the Board of Directors.
Article IX — Liquidity Plan — The Bank has developed a comprehensive Liquidity/Contingency Funding Plan to further enhance liquidity management. The Funds Management Policy, approved by the Board of Directors, guides management with regards to the Bank’s plan. The Board and management continue to take actions to improve the Bank’s liquidity position and maintain adequate sources of stable funding.
All actions are continuous and ongoing and subject to review and revision by the OCC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 50
4.
Please revise to provide a complete discussion of your underwriting policies and procedures for each loan category. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not you have underwritten any hybrid loans; payment option loans; sub-prime loans, including how you define that term; and/or low doc/no doc loans. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

Mr. Mark Webb
September 12, 2011

RESPONSE: The Company will revise future filings in accordance with the Staff’s comments. Our proposed disclosure for future filings is as follows:
“Commercial and consumer loans tend to be more risky than loans that are secured by real estate; however, the Bank seeks to control this risk with adherence to quality underwriting standards. Still, as reflected in our 2009 and 2010 results of operations and described in more detail under “Allowance for Loan Losses,” real estate construction and development loans do involve risk and if the underlying collateral, which in the case of acquisition and development loans may involve large parcels of real property, is not equal to the value of the loan, we may suffer losses if the borrower defaults on its obligation to us.
The Bank originates commercial and consumer loans. For each type of loan within these categories the underwriting policies and procedures are substantially the same. The Bank’s loan underwriting guidelines for commercial credit require verification of cash flow and income from financial statements and federal income tax returns prior to a loan’s origination. In addition, credit reports are obtained, including credit scores, for all loan guarantors prior to a loan’s origination. For consumer credit, before originating a loan, sources of income are verified from the borrower’s most recent federal tax returns and credit bureau reports, including credit scores. The Bank does not engage in subprime lending which is generally defined as lending to borrowers with credit scores below a certain threshold. The Bank does not extend credit under programs such as low doc/no doc loans whereby a borrower can obtain a loan based primarily on loan to value ratios in real estate pledged as collateral being at or below a certain level and all other customary documentation requirements are waived. The Bank does not engage in hybrid lending.
The credit underwriting process, which utilizes a trained credit analyst for more complex credits, seeks to consider all of a borrower’s contingent credit liabilities. All loans are underwritten as if fully drawn and amortized over periods ranging from sixty months to two hundred forty months at the current interest rate offered on the loan. Additionally, a stress test is applied to all current and contingent debt by increasing the interest rate 200 basis points. Debt-to-income ratios are calculated for consumer loans with the general guideline requiring the ratio to be 40% or less. Debt service coverage ratios are calculated for commercial loans and must exceed a one to one coverage ratio. Loan to value ratios for loans secured by real estate generally range from 70% to 90% at the time of a loan’s origination, dependent upon the type of collateral pledged. The Company has not made material changes to its underwriting policies and procedures during the most recent fiscal year.”

Mr. Mark Webb
September 12, 2011

5.
Please revise future filings to clarify how it is possible that approximately 58% of your loan portfolio matures within one year or less. If you are using interest rate reset dates for classification purposes, note that we do not consider interest rate reset dates as loan maturity dates.

RESPONSE: The Company will revise future filings in accordance with the Staff’s comment. The Company advises the Staff that it does not consider interest rate reset dates as loan maturity dates. Our proposed disclosure for future filings is as follows:
“In an effort to maintain pricing leverage on a significant portion of its loan portfolio, the Company has historically structured loans with maturities of one year or less. Accordingly, approximately 58% of our loans mature in one year or less. Loans that are not paid in full within the one year maturity are generally renewed at maturity on terms at least as favorable to the Company as at origination. Of our loans maturing more than one year after December 31, 2010, approximately $80,696,000 had fixed rates of interest and approximately $83,588,000 had variable rates of interest. At December 31, 2010, loans to sub-dividers/developers were 17.7% of total loans and loans to franchise hotels & motels were 11.2% of total loans. No other concentrations of credit exceeded ten percent of our total loans.”
Discussion of Financial Condition
Allowance for Loan Losses, page 55
6.
We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming loans, impaired loans, troubled debt restructuring, provision for loan loss and charge-offs over recent periods. For example, your non-accrual loans as of December 31, 2010 ($53 million) were 32.5% higher than the amount of non-accrual loans at December 31, 2009 ($40 million). During this same time period your allowance decreased approximately 4%. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the decrease in your allowance for loan losses.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“Due to the continuing decline in loans outstanding, the allowance for loan losses as a percentage of total loans increased at December 31, 2010 to 2.92% as compared to 2.78% at December 31, 2009. Nonaccrual loans increased approximately $12,457,000 from approximately $40,548,000 at December 31, 2009 to approximately $53,005,000 at December 31, 2010. However, approximately $25,124,000 or 47% of the nonaccrual loans at December 31, 2010, were collateral dependent and were recorded at the fair value less cost to sell with a partial charge off of approximately $4,778,000 recorded to the allowance for loan losses. At December 31, 2009, approximately $6,840,000 or 17% of the nonaccrual loans had been determined to be collateral dependent with a partial charge off of approximately $1,810,000 recorded to the allowance for loan losses. Collateral dependent loans that have been reviewed individually for impairment and have had a partial charge off do not warrant additional specific reserves. Although the nonaccrual loan balance increased, due to almost one-half of the total balance being designated collateral dependent, and accordingly being charged down to fair value less cost to sell, the allowance for loan loss balance declined as nonaccrual loans with specific reserves at December 31, 2010 totaled approximately $27,881,000 as compared to $33,708,000 at December 31, 2009. The increase in impaired loans was also impacted by the nonaccrual loans as they are included in the impaired loan total.”

Mr. Mark Webb
September 12, 2011

7.
In discussing the appropriateness of the allowance for loan losses, ensure you discuss the significant increase in non-performing loans and the impact of the change in your appraisal process and how that that affected your provision in 2010.

RESPONSE: There was not a change in the Bank’s appraisal process during 2010. The internal control material weakness described in the Form 10-K was due to not properly identifying loans that were collateral dependent. These loans require a current appraisal for the calculation of the proper specific reserve or amount to charge off to the allowance for loan losses. Certain of the loans deemed to be collateral dependent by the OCC during their regular examination during the first quarter of 2011 had not previously been identified as collateral dependent by the OCC prior to the fourth quarter of 2010. Many of these loans were previously reviewed by the OCC as recently as the third quarter of 2010 and were not determined to be collateral dependent at that time. The Form 10-K filing was delayed due to the Bank’s efforts to obtain current appraisals for these newly identified collateral dependent loans prior to filing. Therefore, there was no effect on the provision during 2010 related to the Bank’s appraisal policy. The effect of the increase in non-performing loans is noted in the response to comment 6 above.
8.
We note your disclosure on page F-9 regarding the use of historic loss rate migration analysis. Please tell us and revise to discuss how historic loss rates were considered prior to this change and what look back period was used. Also discuss in more detail your current comprehensive historic loss rate migration analysis including the look back period and weighting.

RESPONSE: The Company will revise future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“During 2010, management sought to enhance its assessment of the allowance for loan losses by incorporating the results of a comprehensive historic loss rates migration analysis. The study provided more precise historical loss trends and percentages attributable to specific loan grades and types than were previously available. Consideration was given to recent charge off experience which management believes is a more reliable basis due to current economic conditions. The study did not have a material effect on the outcome of the allowance calculation; rather this data was used to narrow and refine management’s calculation and supported management’s previous estimation of the adequacy of the allowance for loan loss balance.

Mr. Mark Webb
September 12, 2011

Within the allowance, there are specific and general loss components. The specific loss component is assessed for non-homogeneous loans that management believes to be impaired. Loans are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest due. For loans determined to be impaired, the loan’s carrying value is compared to its fair value using one of the following fair value measurement techniques: present value of expected future cash flows, observable market price, or fair value of the associated collateral less costs to sell. An allowance is established when the fair value is lower than the carrying value of that loan. The general component covers non-classified and classified non-impaired loans and is based on a five year loss migration analysis, updated quarterly, that tracks the five year historic progression of loans through the risk grade categories and indicates estimated loss ratios based on the Bank’s loan risk grading system for real estate and commercial and industrial loans, the loan categories comprising approximately 98.6% of loans at December 31, 2010, and are segregated by Call Report classification and/or risk grade and are adjusted for certain environmental factors management believes to be relevant. The estimated loss ratio, weighted heavily for the most recent two years, is applied against each segregated classification. Consumer loans, which comprise approximately 1.4% of loans at December 31, 2010, have an allowance established for non-classified and classified non-impaired loans based upon a five calendar year plus current year to date historical loss factor. This loss factor, also adjusted for certain environmental factors, is applied against the segregated categories that are determined by product type. Prior to incorporation of the results of the migration analysis, the entire general component of the allowance, segmented as described above, was based on a two to five calendar year historical loss factor weighted more heavily for the most recent two years.”
9.
We note your discussion of troubled debt restructurings (TDRs) on page 58. Please tell us and revise future filings to include in tabular format the dollar amount of TDRs in the following categories: total amount, in compliance with modified terms, 30-89 days delinquent, greater than 90 days delinquent and non-accrual and provide a discussion of the changes in each category.

Mr. Mark Webb
September 12, 2011

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“All restructured loans are classified as impaired loans and, if on nonaccruing status as of the date of restructuring, the loans are included in the nonperforming loan balances. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date. The table below presents the Company’s restructured loans at December 31, 2010, 2009 and 2008. ~~There were $36.0 million and $21.8 million, respectively, of accruing restructured loans that remain in a performing status.~~

	Troubled Debt Restructurings
	December 31,
	2010	2009	2008
	(in thousands)

In compliance with modified terms	$35,752	$21,798	$2,296
30-89 days past due	—	—	—
Greater than 90 days past due	—	—	—
Nonaccrual	46,691	15,534	—

Total TDRs	$82,443	$37,332	$2,296
The overall increase in TDRs from December 31, 2008 to December 31, 2010 was due to lack of real estate sales and weak or insufficient cash flows of the guarantors of the loans due to the current economic climate. As more customers are experiencing financial difficulty during this period of economic stress, the Bank has taken steps to work within these customers’ fiscal capabilities, generally by reducing the rate and/or the scheduled payments related to their loans. Despite these actions, many customers are still having trouble meeting the cash flow requirements of their modified debt terms. Therefore, the Company’s restructured debt on nonaccrual status increased approximately $15.5 million and $31.2 million during 2009 and 2010, respectively.”

Mr. Mark Webb
September 12, 2011

10.
Please revise to provide an expanded discussion of the types of modifications you have made in restructuring loans, including whether or not the terms were at market rate and, if not, whether the borrower would have qualified for market rates. Also discuss, for instance, whether you have restructured loans into A/B tranches and, if so, how you account for each tranche after restructuring. Clarify if you have kept any loans accruing by restructuring them just prior to putting them on non-accrual status and, if so, how you account for them after restructuring.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“Due to the weakening credit status of a borrower, we may elect to formally restructure certain loans to facilitate a repayment plan that minimizes the potential losses, if any, that we might incur. Restructurings generally involve a reduced rate of interest that is below current market rates for a specified term usually ranging from one to two years. An additional concession could involve an extended amortization period up to thirty years. At the end of each loan’s revised maturity date, the Bank re-evaluates the credit to determine if additional time is required to enable the borrower to perform under normal credit underwriting standards.
Concessions could involve restructuring a loan into tranches with the primary note meeting all credit underwriting standards and secondary notes being classified as nonaccrual loans or being charged off through the ALLL. Generally, these types of restructurings require the borrower to demonstrate the ability to perform under the restructured loan agreement with the loan being designated nonaccrual until performance is considered likely to occur. These types of restructurings are not material at this time.
Restructurings are not generally utilized to prevent a loan from being placed on nonaccrual status. All restructured loans are included in the impaired loan category with loans in compliance with modified terms accounted for on the accrual basis with a specific reserve calculated using the discounted cash flow method. TDRs that are not in compliance with modified terms are also classified as nonaccrual loans and specific performance according to the contractual terms of the TDR is required prior to these loans being accounted for on an accrual basis.”
11.
Please revise to provide an expanded discussion of the appraisal process you follow to value collateral dependent loans. Discuss, for instance, the extent to which management makes adjustments to the appraisals and the types of adjustments made, as appropriate. Also discuss why you believe obtaining appraisals annually is sufficient and timely given that your portfolio relies heavily on the travel and vacation industries; second and vacation homes; construction and development loans and considering the rapid deterioration of your portfolio in general.

Mr. Mark Webb
September 12, 2011

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“Thirty-six impaired loans with a total balance of approximately $28,804,000 were considered to be collateral dependent at December 31, 2010, and of this amount approximately $22,804,000 are trouble debt restructurings discussed in more detail below. Collateral dependent loans are recorded at the lower of cost or the appraised value net of estimated selling costs. It is generally determined these loans will be repaid by the liquidation of the collateral securing the loans. Management obtains independent appraisals of the collateral securing collateral dependent loans at least annually, or more frequently during periods of significant devaluation of real estate, like those currently being experienced, from independent licensed real estate appraisers and the carrying amount of the loans that exceed the appraised value net of estimated selling costs is taken as a charge against the allowance for loan losses and may result in additional charges to the provision expense. For any impaired loans for which the principal collateral is real estate, the Bank obtains a current appraisal at least every six months. The Company utilizes a third party independent advisor to review appraisals for consistency and to assist the Company in identifying deficiencies in the appraisals. In the event that the Company disputes the appraisal results, the Company notifies the appraiser of the defects in the appraisal and engages a second independent appraiser to perform a second appraisal, which appraisal results the Company uses.
At the date of this filing, seven of the thirty-six collateral dependent loans were pending receipt of a current reviewed appraisal (an appraisal within the past twelve months). It is anticipated these appraisals, when received, will result in additional charge off to be recorded during the first quarter of 2011 totaling approximately $1,400,000. Management believes the anticipated losses on these loans have been adequately provided as of December 31, 2010 and there is a specific reserve relating to these loans equal to the estimated loss to be recorded. All loans considered collateral dependent are nonaccrual loans and included in the nonperforming loan balances. Management has recorded partial charge offs on these collateral dependent loans totaling $5,545,331 as of December 31, 2010.”
12.
We note your statements that “[l]oans that have been restructured and remain on accruing status are not included in non-performing assets,” that you may “elect to formally restructure certain loans to facilitate a repayment plan that minimizes the potential losses, if any, that we might incur,” and that accruing restructured loans that remain in performing status increased from $21.8 million in 2009 to $36 million in 2010. With a view towards future disclosure, please tell us whether, since 2009, there have been any material changes to your policies for restructuring loans and/or what you consider to be a non-performing restructured loan.

RESPONSE: Since 2009, there have been no material changes to our policies related to restructured loans or what we consider a non-performing restructured loan. Restructured loans that are 90 days or more past due or on nonaccrual status are considered non-performing restructured loans.

Mr. Mark Webb
September 12, 2011

Item 9A. Controls and Procedures, page 71
General
13.
You disclose in your Form 10-K that management identified material weaknesses in your controls and procedures as of December 31, 2010. Your 10-K and Form 10-Q for the quarter ended March 31, 2011 state that these material weaknesses had not been remediated as of the end of the applicable period and disclose the measures that you implemented during the applicable period to improve your controls and procedures. When you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs. This comment also applies to your Form 10-Q for the quarter ended June 30, 2011.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“The identified material weakness in our internal controls over financial reporting will not be considered remediated until the new controls are fully implemented, in operation for a sufficient period of time, tested, and concluded by management to be operating effectively. Management anticipates that this remediation process will be completed by December 31, 2011 and that the Company’s internal controls over financial reporting, with respect to this identified material weakness, will be deemed effective. There are no material costs associated with correcting the control deficiencies described above.”
14.
Please specifically refer to the definitions contained in Rules 13a-15(e) and 15d-15(e) and Rules 13a-15(f) and 15d-15(f) when describing whether your disclosure controls and procedures and internal controls over financial reporting, respectively, are maintained in accordance with the Securities Exchange Act of 1934. This comment also applies to your Forms 10-Q.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, that are designed to ensure that information required to be disclosed in the Company’s reports and other information filed with the Commission, under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Mr. Mark Webb
September 12, 2011

Changes in Internal Control Over Financial Reporting, page 72
15.
We note the changes to your policies and procedures regarding identifying collateral dependent loans and ordering related appraisals in response to internal control deficiencies. Considering these control deficiencies directly affect your results of operations, tell us and revise future filings, as appropriate, to disclose if management has analyzed the impact of these deficiencies on the results of prior periods. If so, tell us and disclose what the results of the analysis was and, if not, please explain why the impact on prior periods was not considered.

RESPONSE: Effects of prior periods were considered and management believes the impact of the deficiencies would not have had a material impact on the Company’s financial results in prior periods due to the fact the loans that had not been properly identified as collateral dependent at December 31, 2010 were loans the OCC had recently determined were collateral dependent and which were not deemed to be collateral dependent in prior periods.
Note 1-Summary of Significant Accounting Policies, page F-6
16.
Please revise to disclose whether management believes that the Allowance for Loan Losses (ALL) is “appropriate” at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“The allowance for loan losses represents management’s assessment and estimates of the risks associated with extending credit and its evaluation of the quality of our loan portfolio. This evaluation is based on the provisions of US GAAP and, as such, management believes the allowance for loan losses is appropriate at each balance sheet date according to the requirements of US GAAP. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain the allowance for loan losses at a level believed to be adequate to absorb probable incurred loan losses.

Mr. Mark Webb
September 12, 2011

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may advise the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated. Management believes the allowance for loan losses is appropriate at each balance sheet date according to the requirements of US GAAP.”
Note 3 Loans and Allowance for Loan Losses, page F-22
17.
We note on page that in the third quarter of 2010 you revised the calculation of historical loss experience factor. Please tell us and revise your future filings to disclose the rationale for the change (310-10-50-11B(a)(3); 310-10-50-11B(d))

RESPONSE: As disclosed in “Note 1. Summary of Significant Accounting Policies” in the Company’s Form 10-K, the rationale for the enhanced migration analysis was that the enhanced migration analysis provided a more detailed and more accurate estimation of probable loss. Please see our response to comment 8 for our proposed disclosure for future filings.
18.	Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the following:
•	The accounting for these loans. Refer to ASC 310-10-50-14a(a);

•	The amount of interest income recognized using a cash-basis method onindividually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10; and,

•
The amount of interest income that represents the change in present value attributable to the passage of time, or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
“At December 31, 2010 and 2009, the Bank had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to approximately $53,005,000 and $39,587,000 at December 31, 2010 and 2009, respectively. In most cases, at the date such loans were placed on nonaccrual status, the Bank reversed all previously accrued interest income against the current year earnings. Had nonaccruing loans been on accruing status, interest income would have been higher by approximately $3,164,000 and $1,358,000 for the years ended December 31, 2010 and 2009, respectively.

Mr. Mark Webb
September 12, 2011

In accordance with ASC 310-10-50-15(c)(3), when the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received, under the cash basis method. For the year ended December 31 2010, the amount of interest income recognized using a cash-basis method of accounting during the period that the loans were impaired was not material.
Impaired loans also include loans that the Bank may elect to formally restructure due to the weakening credit status of a borrower such that the restructuring may facilitate a repayment plan that minimizes the potential losses, if any, that the Bank may have to otherwise incur. In accordance with ASC 310-10-50-19, impairment of these loans is measured based on the change in present value of expected future cash flows and the Company recognizes this amount as bad-debt expense. These loans are classified as impaired loans and, if on nonaccruing status as of the date of restructuring, the loans are included in the nonperforming loan balances noted below. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date. The Company has allocated $3,699,700 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010. The Company has $82,442,903 outstanding to customers whose loans are classified as a troubled debt restructuring. The Company has committed to lend additional amounts totaling $1,241,287 related to loans classified as troubled debt restructurings. At December 31, 2010 and 2009, there were $35,751,985 and $21,797,811, respectively, of accruing restructured loans that remain in a performing status.”
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Item 10. Directors, Executive Officers and Corporate Governance
Board of Directors
Class I Directors (Term to expire at the 2013 Annual Meeting of Shareholders), page 3

Mr. Mark Webb
September 12, 2011

19.	Please provide the full five year business experience for Messrs. Monson and Parker and Ms. Reams as required by Item 401(e) of Regulation S-K.
RESPONSE: The Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:
Jeffrey J. Monson, age 56, retired from TRW, a global automotive supply manufacturer, during 2006. Prior to that time, he spent ~~after~~ 27 years in various engineering and management positions in six plant locations. Mr. Monson is a graduate of Purdue University with a Bachelor’s Degree in Mechanical Engineering and served as an Officer in Purdue’s Mechanical Engineering Honorary Society. He also received a Master’s Degree from Purdue’s Krannert Graduate School of Management. Mr. Monson attends First United Methodist Church in Sevierville. In the past, he has served as a member of the United Way of Sevier County Board of Directors and the Boys and Girls Club of the Smoky Mountains Board of Directors. Mr. Monson is a graduate of the Leadership Sevier Class of 2002 and is past President of the Sevier County High School Soccer Support Group. He is currently a member of the Holston United Methodist Home for Children Board of Trustees. Mr. Monson also has commercial/residential real estate interests in Greene and Sevier Counties in Tennessee. Mr. Monson’s engineering background and business experience allows him to bring to the Board a broad understanding of a number of industries in which many of the Company’s clients operate. He is also actively involved in a number of community activities in the Company’s market area.
John M. Parker, Sr., age 63, is a native of East Tennessee. For the past twenty years, Mr. Parker has been a sole proprietor who purchases, subdivides and sells parcels of land. Since arriving in the Sevier and Jefferson County areas, he has participated in many business ventures including being one of the original founders of Smoky Mountain Knife Works in Sevierville, Tennessee. Mr. Parker has also been very involved in real estate development of several residential subdivisions in Sevier County and many surrounding counties contributing to the growth of these areas. Mr. Parker has extensive experience as a successful small business owner. In addition, Mr. Parker provides the Board with additional expertise in matters relating to commercial and consumer real estate matters.
Ruth A. Reams, age 71, is retired from Reams Drug Store more than ten years ago where she assisted her husband in the operation of the family business for many years. She currently is serving as a Board Member on the Dr. Robert F. Thomas Foundation Board, is a member of the Pigeon Forge Library Board and the Pigeon Forge Lion’s Club, and is a graduate of Leadership Sevier Class of 2001. Ms. Reams has extensive experience as a successful small business owner and is actively involved in a number of community activities in the Company’s market area.

Mr. Mark Webb
September 12, 2011

At your request the Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (865) 908-1650 or by email at rhubbs@bankmnb.com.

Sincerely,
/s/ Richard A. Hubbs
Senior Vice President and Chief Financial Officer